Signed Wild Propaganda Poster

Investment Level: $5,000

Perk

Twenty-five tickets for trip raffle

One 24x36 Wild Propaganda open edition poster, unframed, signed by the artist, Rob Whitehair, Mammalz CEO/Co-founder

Choose between “Climate Change - It’s the Real Thing” or “Ecological Civilization” from the Wild Propaganda open edition poster collection. Your unframed, museum quality 24” x 36’ print on archival, acid-free matte paper will be signed by the artist, Rob Whitehair, Mammalz CEO/-Co-founder. It will ship rolled in a tube.

About Wild Propaganda

WILD PROPAGANDA™
SPREADING ART AND TRUTH ACROSS THE PLANET

Wild Propaganda™ was founded by artist and wildlife filmmaker Rob Whitehair as a worldwide campaign to use art and clothing to call attention to the massive impact humans have on Earth's wildlife species.

Drawing on cues from vintage propaganda, film, pop art, and his intensive studies of the natural world, Whitehair creates striking, colorful images that juxtapose animals and graphics that manifest multiple meanings and emotions and ultimately question our relationship to the natural world, its wild creatures and wild spaces.

The campaign seeks to propagate this ideology and iconography into modern culture at large so that they can be seen over and over. The more that people see these images, the greater the discourse that happens. Art has influenced cultural change since the dawn of civilization and it is Rob's hope that Wild Propaganda™ will help to create cultural change in relation to our natural world.

Wild Propaganda™ is about challenging the status quo, questioning our systems and beliefs and helping to create a world that is both peaceful and sustainable for all life.

Artist Statements

Choice 1


WILD PROPAGANDA
Climate Change
It's the real thing.

Climate Change - It's the Real Thing

Climate Change - It's The Real Thing illustrates the effects that climate change is having right now on our planet. Arctic sea ice is rapidly diminishing and the Polar Bear, an animal that has evolved for life on the ice, is in trouble. Scientists believe that within this century, if we do nothing to reduce greenhouse gas emissions, over two thirds of the world's Polar Bears will be gone.

So why Coca Cola? The irony in this piece is that the Polar Bear has been the mascot for Coca Cola since 1922 and they have made billions from the use of its likeness to sell Coke. Long after the ice is gone and the polar bear extinct, there will still be coke cans floating in the ocean. Coca Cola has stepped up over the last 4 years raising two million dollars in partnership with WWF to create a refuge for polar bears where the last remaining sea ice will be. That seems like lip service considering how much they have made over the years. More importantly, that isn't what is needed right now.

What we need is a wholesale cultural shift that demands that we make the necessary changes in our lifestyles to reduce the manmade causes of climate change. Huge multinational companies like Coca Cola should be leading that charge. Rather than creating refuges for Polar Bears to go when most of the ice is gone, how about digging in and saving the polar bear right now by reversing the clear scientifically proven cause of climate change?

Now that is the real thing.

Choice 2

Ecological Civilization


WILD PROPAGANDA
ECOLOGICAL
CIVILIZATION

Ecological Civilization. True. The 18th National Congress of the Communist Party wrote the construction of an "Ecological Civilization" into the Constitution in 2012, thus requiring China to shift away from its modern industrial civilization.

There is much irony in this considering China is the world's largest emitter of carbon, has the largest coal consumption, thick and pervasive air pollution has reduced life expectancies. Water pollution is rampant as is desertification and they are engaging in wholesale mountain removal to the tune of a staggering 700 mountains to make way for the rapid construction of cities. Of course, the list goes on, but what is captivating to think about is the possibility that China has come to the realization that they can't continue on like this, that there is an end to growth in Industrialization.

We do not live on a planet with infinite resources and yet our economic systems that drive our modern civilization require unlimited growth. In fact, some in China are considering establishing a natural capital balance sheet and will begin monitoring its rise or fall as "destiny." All very intriguing. Of course, much of this is driven by human suffering, not by the value of our natural world. Perhaps the greater question to us modern "civilized" humans is; what does an Ecological Civilization even look like?